EXHIBIT 99.1



Vanguard Reports 4th Quarter and Fiscal Year 2005 Results

NASHVILLE, Tenn. – September 12, 2005 -- Vanguard Health Systems, Inc. ("Vanguard") today announced results for its fourth quarter and fiscal year ended June 30, 2005.

Total revenues for the quarter ended June 30, 2005 were $632.4 million, an increase of $163.2 million or 34.8% from the prior year quarter. Patient service revenues and health plan premium revenues increased $156.7 million and $6.5 million, respectively, from the prior year quarter. $118.8 million of the quarter over quarter increase in total revenues related to Vanguard's acquisition of three acute care hospitals and related businesses in Massachusetts on December 31, 2004, as described below.

For the quarter ended June 30, 2005, Vanguard reported income before income taxes of $9.0 million compared to income before income taxes of $16.7 million for the prior year quarter. The decrease resulted primarily from a $15.3 million quarter over quarter increase in net interest expense. Vanguard incurred significant additional debt to fund the Blackstone transaction on September 23, 2004 and borrowed a total of $150.0 million under its acquisition delayed draw term facility on December 31, 2004 and February 18, 2005, as described below. Net income was $7.8 million for the quarter ended June 30, 2005 compared to $10.2 million for the prior year quarter.

Adjusted EBITDA was $65.1 million for the quarter ended June 30, 2005, an increase of $13.9 million or 27.1% from the prior year quarter. A reconciliation of Adjusted EBITDA to net income as determined in accordance with generally accepted accounting principles for the quarters ended June 30, 2004 and 2005 is included in the attached supplemental financial information.

The consolidated operating results for the quarter ended June 30, 2005 reflect a 24.5% increase in discharges and a 35.1% increase in hospital adjusted discharges compared to the prior year quarter. These volume improvements resulted from Vanguard's acquisition of the Massachusetts hospitals on December 31, 2004 and its efforts to expand services in high population growth markets and attract quality physicians to those markets. On a same hospital basis, quarter over quarter discharges and hospital adjusted discharges increased 1.5% and 4.3%, respectively.

Total revenues for the year ended June 30, 2005 were $2,268.9 million, an increase of $486.1 million or 27.3% from the prior year period. Patient service revenues and health plan premium revenues increased $446.4 million and $39.7 million, respectively, from the prior year period. Vanguard's acquisition of the Massachusetts hospitals accounted for $240.2 million of the period over period increase in total revenues. On a same hospital basis, total revenues increased $245.9 million or 13.8% during the current year period compared to the prior year period.

For the year ended June 30, 2005, Vanguard reported a loss before income taxes of $111.7 million compared to income before income taxes of $65.0 million for the prior year period. The current year loss before income taxes resulted from costs directly attributable to the Blackstone transaction including stock compensation of $96.7 million, debt extinguishment costs of $62.2 million and merger expenses of $23.3 million. The net loss for the year ended June 30, 2005 was $78.1 million compared to net income of $40.1 million for the prior year period. Vanguard's current year net loss resulted from the after tax effect of the Blackstone-related transaction costs.

Adjusted EBITDA was $244.8 million for the year ended June 30, 2005, an increase of $71.8 million or 41.5% from the prior year period. A reconciliation of Adjusted EBITDA to net income (loss) as determined in accordance with generally accepted accounting principles for the years ended June 30, 2004 and 2005 is included in the attached supplemental financial information.

The consolidated operating results for the year ended June 30, 2005 reflect a 15.9% increase in discharges and a 21.7% increase in hospital adjusted discharges compared to the prior year period. These volume improvements resulted from Vanguard's acquisition of the Massachusetts hospitals on December 31, 2004 and its efforts to expand services in high population growth markets and attract quality physicians to those markets. On a same hospital basis, period over period discharges and hospital adjusted discharges increased 4.4% and 6.3%, respectively.

As previously announced, on December 31, 2004 certain of Vanguard's subsidiaries acquired three acute care hospitals with a total of 768 beds and related healthcare businesses located in or around the cities of Worcester, Framingham and Natick in Massachusetts from subsidiaries of Tenet Healthcare Corporation. The Vanguard subsidiaries paid approximately $87.4 million at closing to purchase the property, plant and equipment and certain other assets and assumed certain liabilities of the hospitals and related healthcare businesses including transaction closing costs. The Vanguard subsidiaries funded the purchase price by borrowing $60.0 million of the $150.0 million acquisition delayed draw term facility under Vanguard's senior secured credit facilities and by utilizing $27.4 million of cash on hand. The secured credit facilities were entered into during September 2004 in connection with the purchase of a majority of the equity interests in Vanguard by affiliates of the Blackstone Group. Vanguard invested an additional $37.4 million during the current year to build from operations net working capital for the purchased facilities. On February 18, 2005, Vanguard borrowed the remaining $90.0 million available under the acquisition delayed draw term facility to fund the working capital buildup and capital expenditures.

Cash flows from operating activities were $201.8 million for the year ended June 30, 2005, an increase of $92.8 million from the prior year period. The significant increase was primarily due to improved operational performance during the current year period. Cash used in investing activities increased to $324.3 million during the year ended June 30, 2005 from $225.1 million during the prior year period as a result of $51.2 million paid for Blackstone-related acquisition costs, $87.4 million paid to acquire the Massachusetts hospitals and increased capital expenditures associated with the significant expansion projects underway in San Antonio and Phoenix. Cash flows from financing activities were significantly affected by the equity and debt transactions associated with the Blackstone transaction and the $150.0 million borrowed under the acquisition delayed draw term loan facility.

As previously announced, on August 25, 2005 Vanguard received commitments from lenders pursuant to an amendment to its existing senior secured credit facilities to refinance on September 26, 2005 its approximate $795.7 million of term loans then projected to be outstanding thereunder with replacement term loans in the same amount bearing interest at a rate equal to, at Vanguard's option, a base rate plus 1.25% per annum or LIBOR plus 2.25% per annum. These interest rates reflect a savings of 1.00% per annum over Vanguard's current interest rate options for existing term loans outstanding under its current senior secured credit facilities. Vanguard also intends to draw all of the remaining $175.0 million available to it under the current delayed draw term loan facilities on or prior to September 23, 2005 in order to fund working capital, capital expenditures and general corporate needs. Vanguard's ability to draw down the replacement term loans and to draw the remaining balance of the delayed draw term loan facility are subject to certain conditions and there can be no assurances that all such conditions will be satisfied.

"We are pleased with the progress we made this fiscal year," commented Charles N. Martin, Jr., Chairman and Chief Executive Officer. "Our employees and physician associates worked hard to broaden our service offerings and improve the quality of care we provide in the communities we serve. The integration efforts at the Massachusetts facilities are going well, and we are pleased with the operating results of those facilities since we completed the acquisition on December 31, 2004. We look forward to continuing our facility-driven service expansion and quality initiatives."

Vanguard will host a conference call for investors at 10:00 am EDT on September 13, 2005. All interested investors are invited to access a live audio broadcast of the call, via webcast. The live webcast can be accessed on the home page of Vanguard's Web site at **www.vanguardhealth.com** by clicking on Fourth Quarter Webcast or at **http://visualwebcaster.com/event.asp?id=30189**. If you are unable to participate during the live webcast, the call will be available on a replay basis on Vanguard's Web site **www.vanguardhealth.com**. To access the replay, click on Fourth Quarter Webcast on Vanguard's home page or later on the Latest News link on the Investor Relations page of **www.vanguardhealth.com**.

Vanguard owns and operates 19 acute care hospitals and complementary facilities and services in Chicago, Illinois; Phoenix, Arizona; Orange County, California; San Antonio, Texas and Massachusetts. Vanguard's strategy is to develop locally branded, comprehensive healthcare delivery networks in urban markets. Vanguard will pursue acquisitions where there are opportunities to partner with leading delivery systems in new urban markets. Upon acquiring a facility or network of facilities, Vanguard implements strategic and operational improvement initiatives including expanding services, strengthening relationships with physicians and managed care organizations, recruiting new physicians and upgrading information systems and other capital equipment. These strategies improve quality and network coverage in a cost effective and accessible manner for the communities we serve.

This press release contains forward-looking statements within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. These forward-looking statements include all statements that are not historical statements of fact and those statements regarding Vanguard's intent, belief or expectations. Do not rely on any forward-looking statements as such statements are subject to numerous factors, risks and uncertainties that could cause Vanguard's actual outcomes, results, performance or achievements to be materially different from those projected. These factors, risks and uncertainties include, among others, Vanguard's high degree of leverage; Vanguard's ability to incur substantially more debt; operating and financial restrictions in Vanguard's debt agreements; Vanguard's ability to successfully implement its business strategies; Vanguard's ability to successfully integrate its recent and any future acquisitions; the highly competitive nature of the healthcare business; governmental regulation of the industry including Medicare and Medicaid reimbursement levels; changes in Federal, state or local regulation affecting the healthcare industry; the possible enactment of Federal or state healthcare reform; the ability to attract and retain qualified management and personnel, including physicians and nurses; claims and legal actions relating to professional liabilities or other matters; changes in accounting practices; changes in general economic conditions; Vanguard's exposure to the increased amounts of and collection risks associated with uninsured accounts and the co-pay and deductible portions of insured accounts; the impact of changes to Vanguard's charity care and self-pay discounting policies; the ability to enter into managed care provider and other payer arrangements on acceptable terms; the efforts of insurers, managed care payers, employers and others to contain healthcare costs; the availability and terms of capital to fund the expansion of Vanguard's business; the timeliness of reimbursement payments received under government programs; the potential adverse impact of known and unknown government investigations; and those factors, risks and uncertainties detailed in Vanguard's filings from time to time with the Securities and Exchange Commission, including, among others, its annual reports on Form 10-K, its quarterly reports on Form 10-Q and its registration statement on Form S-4 (Registration No. 333-120436) first filed with the Securities and

Exchange Commission on November 12, 2004.

Although Vanguard believes that the assumptions underlying the forward-looking statements contained in this press release are reasonable, any of these assumptions could prove to be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, you should not regard the inclusion of such information as a representation by Vanguard that its objectives and plans anticipated by the forward-looking statements will occur or be achieved, or if any of them do, what impact they will have on its results of operations and financial condition.

Vanguard's forward-looking statements speak only as of the date made. Other than as required by law, Vanguard undertakes no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Operations (Unaudited)
(In millions)

	Three months ended June 30,			
	2004 (predecessor)		**2005**	
Patient service revenues	$ 389.0	82.9%	$ 545.7	86.3%
Premium revenues	80.2	17.1	86.7	13.7
Total revenues	469.2	100.0	632.4	100.0
Costs and Expenses:				
Salaries and benefits (including $0 and $0.3 of stock compensation, respectively)	191.6	40.8	268.8	42.5
Supplies	75.5	16.1	105.4	16.7
Medical claims expense	55.1	11.7	58.1	9.2
Provision for doubtful accounts	28.5	6.1	41.1	6.5
Other operating expenses	67.3	14.4	94.2	14.9
Depreciation and amortization	18.0	3.8	29.0	4.6
Interest, net	10.7	2.3	26.0	4.1
Debt extinguishment costs	4.9	1.0	–	0.0
Merger expenses	–	0.0	0.1	0.0
Other	0.9	0.2	0.7	0.1
Total costs and expenses	452.5	96.4	623.4	98.6
Income before income taxes	16.7	3.6	9.0	1.4
Income tax expense	6.5	1.4	1.2	0.2
Net income	10.2	2.2	7.8	1.2
Preferred dividends	(1.1)	(0.3)	–	0.0
Net income attributable to common stockholders	$ 9.1	1.9%	$ 7.8	1.2%

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Operations
(In millions)

	Year ended June 30,			
	2004 (predecessor)		2005 (combined basis)	
Patient service revenues	$ 1,489.0	83.5%	$ 1,935.4	85.3%
Premium revenues	293.8	16.5	333.5	14.7
Total revenues	1,782.8	100.0	2,268.9	100.0
Costs and Expenses:				
Salaries and benefits (including $0.1 and $97.4 of stock compensation, respectively)	740.9	41.6	1,033.4	45.5
Supplies	283.0	15.9	374.2	16.5
Medical claims expense	211.8	11.9	237.2	10.5
Provision for doubtful accounts	118.2	6.6	151.3	6.7
Other operating expenses	256.0	14.4	325.4	14.4
Depreciation and amortization	64.7	3.6	82.0	3.6
Interest, net	43.1	2.4	88.3	3.9
Debt extinguishment costs	4.9	0.3	62.2	2.7
Merger expenses	–	0.0	23.3	1.0
Other	(4.8)	(0.3)	3.3	0.1
Total costs and expenses	1,717.8	96.4	2,380.6	104.9
Income (loss) before income taxes	65.0	3.6	(111.7)	(4.9)
Income tax expense (benefit)	24.9	1.4	(33.6)	(1.5)
Net income (loss)	40.1	2.2	(78.1)	(3.4)
Preferred dividends	(4.0)	(0.2)	(1.0)	(0.1)
Net income (loss) attributable to common stockholders	$ 36.1	2.0%	$ (79.1)	(3.5)%

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Operations
(In millions)

	Predecessor	September 23, 2004 through June 30, 2005	Year ended June 30, 2005 (combined basis)
	July 1, 2004 through September 22, 2004		
Patient service revenues	$ 377.3	$ 1,558.1	$ 1,935.4
Premium revenues	72.3	261.2	333.5
Total revenues	449.6	1,819.3	2,268.9
Costs and expenses:			
Salaries and benefits (including $96.7, $0.7 and $97.4 of stock compensation, respectively)	275.4	758.0	1,033.4
Supplies	72.3	301.9	374.2
Medical claims expense	55.0	182.2	237.2
Provision for doubtful accounts	31.5	119.8	151.3
Other operating expenses	65.0	260.4	325.4
Depreciation and amortization	17.4	64.6	82.0
Interest, net	9.8	78.5	88.3
Debt extinguishment costs	62.2	–	62.2
Merger expenses	23.1	0.2	23.3
Other	(0.1)	3.4	3.3
Total costs and expenses	611.6	1,769.0	2,380.6
Income (loss) before income taxes	(162.0)	50.3	(111.7)
Income tax expense (benefit)	(51.3)	17.7	(33.6)
Net income (loss)	(110.7)	32.6	(78.1)
Preferred stock dividends	(1.0)	–	(1.0)
Net income (loss) attributable to common stockholders	$ (111.7)	$ 32.6	$ (79.1)

VANGUARD HEALTH SYSTEMS, INC.
Supplemental Financial Information
Reconciliation of Adjusted EBITDA to Net Income (Loss)
(In millions)

	(Unaudited) Three months ended June 30,		Year ended June 30,	
	2004 (predecessor)	**2005**	**2004 (predecessor)**	**2005 (combined basis)**
Net income (loss)	$ 10.2	$ 7.8	$ 40.1	$ (78.1)
Interest, net	10.7	26.0	43.1	88.3
Income tax expense (benefit)	6.5	1.2	24.9	(33.6)
Depreciation and amortization	18.0	29.0	64.7	82.0
Minority interests	(0.2)	0.1	(2.5)	(0.4)
Loss (gain) on sale of assets	–	(0.4)	(0.8)	0.6
Equity method loss (income)	1.1	(0.3)	(1.5)	(0.9)
Stock compensation	–	0.3	0.1	97.4
Debt extinguishment costs	4.9	–	4.9	62.2
Merger expenses	–	0.1	–	23.3
Monitoring fees	–	1.3	–	4.0
Adjusted EBITDA (a)	$ 51.2	$ 65.1	$ 173.0	$ 244.8

(a) Adjusted EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation and amortization, minority interests, gain or loss on the sale of assets, equity method income or loss, stock compensation, debt extinguishment costs, merger expenses and monitoring fees. Merger expenses include legal and advisory fees, accounting fees, bridge loan commitment fees and management transaction bonuses incurred in connection with the purchase of a majority of the equity interests in Vanguard by affiliates of The Blackstone Group ("Blackstone") on September 23, 2004. Monitoring fees represent fees paid to Blackstone and Metalmark Subadvisor LLC for advisory and oversight services. Adjusted EBITDA is not intended as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Due to varying methods of calculation, Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Balance Sheets
(In millions)

	Predecessor	
	June 30, 2004	June 30, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 50.1	$ 79.2
Short-term investments	58.0	–
Accounts receivable, net of allowance for doubtful accounts of approximately $63.5 and $90.1 at June 30, 2004 and 2005, respectively	224.7	286.0
Supplies	34.6	43.5
Prepaid expenses and other current assets	33.7	36.1
Total current assets	401.1	444.8
Property, plant and equipment, net	866.9	1,072.8
Goodwill	109.3	813.1
Intangible assets, net	41.8	74.3
Other assets	8.7	66.7
Total assets	$ 1,427.8	$ 2,471.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 80.7	$ 145.5
Accrued health claims	41.6	51.2
Other accrued expenses and current liabilities	109.8	162.8
Current maturities of long-term debt	6.3	7.6
Total current liabilities	238.4	367.1
Other liabilities	99.2	79.3
Long-term debt, less current maturities	617.2	1,349.5
Payable-In-Kind Preferred Stock	61.0	–
Stockholders' equity:		
Common Stock	–	–
Additional paid-in capital	348.7	643.2
Retained earnings	63.3	32.6
Total liabilities and stockholders' equity	$ 1,427.8	$ 2,471.7

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Cash Flows
(In millions)

	Year ended June 30,	
	2004 **(predecessor)**	**2005** **(combined basis)**
Operating activities:		
Net income (loss)	$ 40.1	$ (78.1)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	64.7	82.0
Provision for doubtful accounts	118.2	151.3
Deferred income taxes	12.7	(37.6)
Amortization of loan costs	1.8	3.2
Accretion of principal on senior discount notes	–	11.0
(Gain) loss on sale of assets	(0.8)	0.6
Stock compensation	0.1	97.4
Debt extinguishment costs	–	62.2
Merger expenses	–	23.3
Changes in operating assets and liabilities, net of effects of acquisitions:		
Accounts receivable	(129.0)	(159.4)
Accounts receivable buildup for acquisitions	–	(53.3)
Supplies	(2.3)	(2.9)
Prepaid expenses and other current assets	(17.7)	(6.2)
Accounts payable	(11.1)	58.3
Accrued expenses and other liabilities	27.4	50.0
Net cash provided by operating activities	109.0	201.8
Investing activities:		
Acquisitions, including working capital settlement payments	(20.0)	(138.6)
Capital expenditures	(151.0)	(238.2)
Proceeds from asset dispositions	6.2	0.7
Purchases of short-term investments	(58.0)	(87.8)
Sales of short-term investments	–	145.8
Other	(2.3)	(6.2)
Net cash used in investing activities	(225.1)	(324.3)
Financing activities:		
Proceeds from long-term debt	497.5	1,347.7
Payments of long-term debt and capital leases	(353.4)	(690.4)
Payments of loan costs and debt termination fees	(8.2)	(44.4)
Proceeds from issuance of common stock	–	495.5
Payments to retire stock and stock options	(0.1)	(964.9)
Proceeds from joint venture partner contributions	3.0	8.0
Exercise of stock options	0.2	0.1
Net cash provided by financing activities	139.0	151.6
Net increase in cash and cash equivalents	22.9	29.1
Cash and cash equivalents, beginning of period	27.2	50.1
Cash and cash equivalents, end of period	$ 50.1	$ 79.2
Net cash paid for interest	$ 43.8	$ 79.4
Net cash paid (received) for income taxes	$ 2.1	$ (1.0)

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Cash Flows
(In millions)

	Predecessor July 1, 2004 through September 22, 2004	September 23, 2004 through June 30, 2005	Year ended June 30, 2005 (combined basis)
Operating activities:			
Net income (loss)	$ (110.7)	$ 32.6	$ (78.1)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	17.4	64.6	82.0
Provision for doubtful accounts	31.5	119.8	151.3
Deferred income taxes	(50.9)	13.3	(37.6)
Amortization of loan costs	0.5	2.7	3.2
Accretion of principal on senior discount notes	–	11.0	11.0
Loss on sale of assets	0.6	–	0.6
Stock compensation	96.7	0.7	97.4
Debt extinguishment costs	62.2	–	62.2
Merger expenses	23.1	0.2	23.3
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(42.1)	(117.3)	(159.4)
Accounts receivable buildup for acquisitions	–	(53.3)	(53.3)
Supplies	(0.3)	(2.6)	(2.9)
Prepaid expenses and other current assets	2.4	(8.6)	(6.2)
Accounts payable	41.4	16.9	58.3
Accrued expenses and other liabilities	7.0	43.0	50.0
Net cash provided by operating activities	78.8	123.0	201.8
Investing activities:			
Acquisitions	(50.8)	(87.8)	(138.6)
Capital expenditures	(29.8)	(208.4)	(238.2)
Proceeds from asset dispositions	0.5	0.2	0.7
Purchases of short-term investments	–	(87.8)	(87.8)
Sales of short-term investments	30.0	115.8	145.8
Other	0.1	(6.3)	(6.2)
Net cash used in investing activities	(50.0)	(274.3)	(324.3)
Financing activities:			
Proceeds from long-term debt	1,174.7	173.0	1,347.7
Payments of long-term debt and capital leases	(683.9)	(6.5)	(690.4)
Payments of loan costs and debt termination fees	(40.9)	(3.5)	(44.4)
Proceeds from issuance of common stock	494.9	0.6	495.5
Payments to retire stock and stock options	(964.9)	–	(964.9)
Proceeds from joint venture partner contributions	–	8.0	8.0
Exercise of stock options	0.1	–	0.1
Net cash provided by (used in) financing activities	(20.0)	171.6	151.6
Net increase in cash and cash equivalents	8.8	20.3	29.1
Cash and cash equivalents, beginning of period	50.1	58.9	50.1
Cash and cash equivalents, end of period	$ 58.9	$ 79.2	$ 79.2
Net cash paid for interest	$ 23.6	$ 55.8	$ 79.4
Net cash paid (received) for income taxes	$ (0.1)	$ (0.9)	$ (1.0)

VANGUARD HEALTH SYSTEMS, INC.
Selected Operating Statistics (Unaudited)

	Three months ended June 30,		
	2004 (predecessor)	2005	% Change
Actual:			
Number of hospitals at end of period	16	19	
Licensed beds at end of period	3,784	4,557	
Discharges	37,151	46,240	24.5%
Adjusted discharges-hospitals	55,115	74,475	35.1%
Average length of stay	4.17	4.34	4.1%
Patient days	154,766	200,638	29.6%
Adjusted patient days-hospitals	229,600	323,151	40.7%
Patient revenue per adjusted discharge-hospitals	$ 6,592	$ 6,823	3.5%
Outpatient surgeries	15,970	21,067	31.9%
Emergency room visits	127,313	165,240	29.8%
Charity care as a percent of patient service revenues	3.0%	3.3%	
Provision for doubtful accounts as a percent of patient service revenues	7.3%	7.5%	
Gross revenue payer mix:			
Medicare	30.2%	30.1%	
Medicaid	8.7%	9.0%	
Managed care	54.3%	54.9%	
Commercial	1.8%	1.6%	
Self pay	5.0%	4.4%	
Total	100.0%	100.0%	
Same hospital:			
Number of hospitals	16	16	
Total revenues (in millions)	$ 469.2	$ 513.7	9.5%
Discharges	37,151	37,712	1.5%
Adjusted discharges-hospitals	55,115	57,500	4.3%
Average length of stay	4.17	4.26	2.2%
Patient days	154,766	160,765	3.9%
Adjusted patient days-hospitals	229,600	245,120	6.8%
Patient revenue per adjusted discharge-hospitals	$ 6,592	$ 6,891	4.5%
Outpatient surgeries	15,970	16,021	0.3%
Emergency room visits	127,313	136,108	6.9%

VANGUARD HEALTH SYSTEMS, INC.
Selected Operating Statistics (Unaudited)

	Year ended June 30,		
	2004 (predecessor)	2005 (combined basis)	% Change
Actual:			
Number of hospitals at end of period	16	19	
Licensed beds at end of period	3,784	4,557	
Discharges	147,600	171,110	15.9%
Adjusted discharges-hospitals	215,958	262,780	21.7%
Average length of stay	4.20	4.28	1.9%
Patient days	619,465	731,797	18.1%
Adjusted patient days-hospitals	906,358	1,123,846	24.0%
Patient revenue per adjusted discharge-hospitals	$ 6,477	$ 6,899	6.5%
Outpatient surgeries	60,717	73,921	21.7%
Emergency room visits	511,066	591,886	15.8%
Charity care as a percent of patient service revenues	2.5%	2.9%	
Provision for doubtful accounts as a percent of patient service revenues	7.9%	7.8%	
Gross revenue payer mix:			
Medicare	30.8%	30.7%	
Medicaid	8.5%	8.6%	
Managed care	54.0%	54.4%	
Commercial	1.9%	1.6%	
Self pay	4.8%	4.7%	
Total	100.0%	100.0%	
Same hospital:			
Number of hospitals	16	16	
Total revenues (in millions)	$ 1,782.8	$ 2,028.7	13.8%
Discharges	147,600	154,089	4.4%
Adjusted discharges-hospitals	215,958	229,619	6.3%
Average length of stay	4.20	4.22	0.5%
Patient days	619,465	649,708	4.9%
Adjusted patient days-hospitals	906,358	968,174	6.8%
Patient revenue per adjusted discharge-hospitals	$ 6,477	$ 6,907	6.6%
Outpatient surgeries	60,717	64,081	5.5%
Emergency room visits	511,066	534,971	4.7%

Contact: Vanguard Health Systems, Inc.
Aaron Broad, Director Investor Relations
(615) 665-6131